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                 September 2, 2022

       John F. Terwilliger
       Chief Executive Officer and President
       Houston American Energy Corp.
       801 Travis St.
       Suite 1425
       Houston, TX 77002

                                                        Re: Houston American
Energy Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed August 30,
2022
                                                            File No. 333-267163

       Dear Mr. Terwilliger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff
       Attorney, at (202) 551-8749 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Michael Sanders, Esq.